Exhibit (a)(1)(J)
Employee Option Exchange Program

What is an Option Exchange Program? This one-time Exchange Program allows eligible employees to exchange their eligible outstanding stock options for a lesser number of replacement stock options with an exercise price equal to the closing price of Oclaro's ordinary shares on the day of the exchange Participation is voluntary Formal Tender Offer process is required to exchange eligible outstanding stock options: Specific terms of the offer are described in the Offer to Exchange Certain Stock Options ("the Offer") dated as of November 2, 2009 and the other documents relating to the offer and referred to therein or in the Schedule TO that we have filed with the Securities and Exchange Commission (the "offering materials"). Offer officially opens today and will remain open until 5:00pm PST on December 2, 2009

Program Details Program Feature Details Type of Program Options for Options Participation Members of the Board and Named Executive Officers excluded from participating. All other current employees on the date of the exchange are eligible to participate Price Floor Options with exercise prices at or above $2 per share are eligible for exchange. Exchange Ratios Program has 4 exchange ratios as follows: Options with prices between $2.00 and $4.89 - 1.5:1 exchange ratio Options with prices between $4.90 and $6.72 - 2.0:1 exchange ratio Options with prices between $6.73 and $7.99 - 3.0:1 exchange ratio Options with prices between $8.00 and up - 6.0:1 exchange ratio Vesting Additional vesting on replacement awards will as follows: Awards that are fully vested will have a new vesting period of 2 years (1 year cliff and then monthly over the next twelve months) Awards that are partially or unvested will have a new vesting period of 3 years (1 year cliff and then monthly over the next 24 months) Contractual Terms New awards will have an expiration tern of 7 years

Next Steps The offering materials describing the offer to exchange your eligible option grants and the election form needed to accept this offer are available on a secure, external website at www.participantchoice.com/tenderoffer/Oclaro. The exchange program website displays the following information on eligible options on a grant-by-grant basis: • Grant ID, date and price • Award type • Total options outstanding per grant and currently exercisable per grant • Vest End and expiration date • Replacement Options and new vesting Each eligible employee will receive an e-mail from "Transcentive" with user name and password to log onto this Option Exchange Website. Elections may be made via this website, All program details and FAQ are posted on this website Webinars will be available to help each employee navigate the system